ARGENTEX MINING CORPORATION

AUSTRAL GOLD LIMITED

LOAN AGREEMENT

(ii)

THIS AGREEMENT is made on November 5, 2015

BETWEEN	ARGENTEX MINING CORPORATION, B.C. Corporation Number C0912529, of 835-1100 Melville Street, Vancouver, British Columbia, Canada (“Company”)

AND	AUSTRAL GOLD LIMITED ABN 30 075 860 472 (“Austral”).

AND	GUANACO COMPANIA MINERA SPA (“Guanaco”), a corporation formed in Chile.

IT IS AGREED

1	INTERPRETATION

1.1	Definitions

In this document:

“Argentex” means Argentex Mining Corporation, a company continued into and existing under the laws of the Province of British Columbia, Canada, with its registered office at 800-885 West Georgia Street, Vancouver, B.C. Canada V6C 3H1.

“Austral” means Austral Gold Limited ABN 30 075 860 472, a company incorporated in the State of Western Australia with its registered office at Suite 203, Level 2, 80 William Street, Sydney, NSW.

“Budget List” means the obligations by list contained in Annexure B.

“Business Day” means a day that is not a Saturday, Sunday, public, bank or Jewish holiday in any of Vancouver, Buenos Aires, Sydney or New York.

“Business Disruption Event” means any of the following events or circumstances occurring in respect of the Company:

(a)	an authorisation from a government body necessary to enable:

(i)	the Company to comply with its obligations under the Loan Documents or carry on its principal business or activity; or

(ii)	the Financier to exercise its rights under the Loan Documents,

is withheld or ceases to be in full force and effect;

(b)	an event or series of events whether related or not, including any material adverse change in the property or financial condition of the Company or its subsidiary SCRN Properties Limited, occurs;

(c)	the Company ceases to carry on its business or a substantial part of its business;

(d)	an application or order is made for the winding up or dissolution of the Company or a resolution is passed or any steps are taken to pass a resolution for its winding up or dissolution;

(e)

an administrator, provisional liquidator, liquidator or person having a similar or analogous function under the laws of any relevant jurisdiction is appointed in respect of the Company or any action is taken to appoint any such person and the action is not stayed, withdrawn or dismissed within fifteen (15) Business Days;

(f)	a controller is appointed in respect of any property of the Company and the appointment is not stayed, withdrawn or dismissed within fifteen (15) Business Days;

(g)	a distress, attachment or execution is levied or becomes enforceable against any property of the Company and the same is not stayed, withdrawn or dismissed within fifteen (15) Business Days;

(h)

the Company enters into or takes any action to enter into an arrangement (including a plan of arrangement) or compromise with, or assignment for the benefit of, all or any class of its creditors or shareholders or a moratorium involving any of them, other than the one entered or to be entered into with the Financier;

(i)	anything analogous to or of a similar effect to anything described above under the law of any relevant jurisdiction;

(j)	the Company does not use the Principal which it receives from the Financier under this document for the payment of the items specified in the applicable Drawdown Notice;

“Dollars” means Canadian dollars.

“Drawdown Amount” means the amount of Principal required by the Company on the Drawdown Date and specified in a Funding Notice; “Drawdown Date” means the dates the Financier makes the advances to the Company under clause 2.

“Drawdown Notice” or “Funding Notice” means the notices given in accordance with clause 4.

“Financier” means either or both of Austral or Guanaco, as applicable, depending on which makes an advance pursuant to this Agreement.

“Guanaco” has the meaning attributed to it on the first page of this Agreement.

“Interest Rate” means the aggregate of 10% per annum or 3% per annum only in case the Transaction is not completed because the shareholders of the Company have failed or refused to approve the Transaction at a meeting of such shareholders by April 15th, 2016.

“Loan Documents” means:

(a)	this document;

(b)	the Promissory Note;

(c)	any document which the Company and the Financier agree is a Loan Document for the purposes of this document; and

(d)	any agreement or instrument created under them.

“Letter Agreement” means the letter agreement dated August 28, 2015, between the Company and the Financier as amended.

“Material Adverse Effect” means a material adverse effect on either:

(a)	the ability of the Company to comply with its obligations under any Loan Document; or

(b)	the effectiveness, priority or enforceability of any Loan Document.

“Outstanding Principal” means so much of the loan as made under clause 2 as remains unpaid from time to time.

“Overdue Rate” means sixteen percent (16%) per annum.

“Principal” means up to C$385,000.

“Promissory Note” means the unsecured note for the total amount of a required draw according to a Funding Notice to be issued in favour of Austral at least three Business Days prior to the date on which the drawdown is required

“Tax” means a tax (including any tax in the nature of a goods and services tax), rate, levy, impost or duty (other than a tax on the net overall income of the Financier) and any interest, penalty, fine or expense relating to any of them.

“Transaction” means the business combination between the Company and Austral by which Austral will acquire all of the issued and outstanding common shares in the capital of the Company that are not already owned by Austral, Austral Gold Argentina S.A., and Guanaco Mining Company Ltd.

“Transaction Documents” means Letter Agreement and the definitive agreement with respect to the Transaction which will, when executed, supercede and replace the Letter Agreement, and support documents to be entered into in relation thereto in respect of the Transaction. A copy of the Letter Agreement is attached hereto in Annexure A.

1.2	Construction

Unless expressed to the contrary, in this document:

(a)	words in the singular include the plural and vice versa;

(b)	any gender includes the other genders;

(c)	if a word or phrase is defined its other grammatical forms have corresponding meanings; and

(d)	a reference to:

(i)	a person includes a partnership, joint venture, unincorporated association, corporation and a government or statutory body or authority; and

(ii)	a person includes the person’s legal personal representatives, successors, assigns and persons substituted by novation.

2	LOAN

Subject to clause 13, the Financier shall make advances for covering the items specified in the Budget List, as per the procedure set forth in clause 13, in Dollars or, if requested by the Company in a Drawdown Notice, in Argentine Pesos. The sum of all the advances shall not exceed the Principal. The Company must only use the advances for the purposes specified in the Budget List, and the Company must immediately repay to the Financier any part of a Drawdown Amount that is not used for those purposes. Both parties agree that the Company shall not be entitled to request any disbursements hereunder for any other use different than that agreed in the Budget List.

3	PROCEDURE TO REQUEST ADVANCES

The Company shall follow this procedure in order to be eligible to receive any advances from the Financier:

3.1	Funding Notice:

(a)	The Company shall send a Funding Notice to Austral by 11:00 am at least three Business Days before the date a Drawdown is required. A Funding Notice must:

(i)	be substantially in the form of Annexure C;

(ii)	specify the proposed Drawdown Date, which must be a Business Day;

(iii)	specify the bank account details which it requires the Drawdown Amount to be deposited into;

(iv)	specify the Drawdown Amount;

(v)	specify which items in the Budget List the Drawdown Amount will be used for;

(vi)	specify that the Promissory Note in the form of Annexure D for the amount required under the Funding Notice has been issued and that it is being delivered jointly with the Funding Notice.

(b)	A Funding Notice is irrevocable from the time of its actual receipt in legible form by Austral and the Company must borrow the Drawdown Amount in accordance with the Funding Notice.

3.2	Conditions Precedent:

As a condition precedent to the Financier’s obligation to fund a Drawdown on the Drawdown Date, the Company shall send to Austral, at least three Business Days in advance of the Drawdown Date, a notice certified by an officer of the Company and stating that:

(a)	the previous advance, if any, was in fact used for the item(s) specified in the immediately prior Funding Notice;

(b)	the warranties and representations set out in clause 10.1 are correct and not misleading as at the notice date and that they will continue to be correct on the Drawdown Date; and

(c)	no Business Disruption Event has occurred which has not been remedied,

and shall attach to the notice as an exhibit a bi-weekly report in respect to the expenses and documented costs incurred.

3.3	The amount under the Funding Notice shall never exceed the relevant amount included in the Budget List and due and payable by the Company for the following month.

4	DISBURSEMENT OF FUNDS.

Subject to clause 3 by no later than 12:00 Noon (New York time) on the Drawdown Date, the Financier shall make the Drawdown Amount available to the Company. The Financier will make the advance available to the Company by depositing the advance into the bank account designated by the Company in the Funding Notice.

The Financier will make a new disbursement of fund only when the Company complies with Clause 3.2 and Clause 11.

5	BUSINESS DISRUPTION EVENT

If a Business Disruption Event occurs and is not cured within fifteen (15) Business Days of written notice of same from Austral to the Company, Austral may terminate this document effective immediately upon delivering written notice of termination to the Company.

6	INTEREST

6.1	Payment and rate

(a)	The Company must pay interest on the Outstanding Principal, when the same becomes due and owing, at the Interest Rate.

(b)

The Company must pay interest at the Overdue Rate on any Outstanding Principal and accrued interest which is due and owing but remains unpaid after the date it was due, until such Outstanding Principal and interest is repaid in full, and such interest must be paid on demand from the Financier.

6.2	Computation

Interest will:

(a)	accrue from day to day;

(b)	be computed from and including the day when the money on which interest is payable becomes owing to the Financier by the Company until but excluding the day of payment of that money; and

(c)	be calculated on the actual number of days elapsed on the basis of a 365 day year.

6.3	Capitalisation

The Financier may capitalise, on a monthly or such other periodical basis as the Financier determines, any part of any interest which becomes due and payable and is not paid on its due date. Interest is payable in accordance with this document on capitalised interest.

6.4	Merger

If the liability of the Company to pay to the Financier any money payable under this document becomes merged in any deed, judgment, order or other thing, the Company must pay interest on the amount owing from time to time under that deed, judgment, order or other thing at the higher of the rate payable under this document and that fixed by or payable under that deed, judgment, order or other thing.

7	REPAYMENT AND PREPAYMENT

7.1	Repayment

(a)

Outstanding Principal and accrued interest shall be repaid by the Company to the Financier in one balloon payment on April 15, 2016 if by that date the parties have not completed the Transaction because (i) the Company is in breach of its covenants and obligations under any Transaction Document, (ii) the Company enters into an agreement in connection with an Alternative Transaction (as defined in the Letter Agreement), or (iii) the shareholders of the Company have failed or refused to approve the Transaction at a meeting of such shareholders, provided, however, that in this last case only, notwithstanding Section 6 hereof, the interest accrued shall be calculated at a rate of three percent (3%) per annum and the loan will be repaid thirty (30) days after the date of such meeting of the Company’s shareholders. In turn, repayment of all funds outstanding under this Funding Agreement shall be forgiven if: 1) the parties have not completed the Transaction by April 15, 2016 for any reason other than (i) breach by the Company of its covenants and obligations under any Transaction Document, (ii) the Company has entered into an agreement in connection with an Alternative Transaction, or (iii) the shareholders of the Company have failed or refused to approve the Transaction at a meeting of such shareholders, or 2) Austral is advised by the TSX Venture Exchange in writing in a final determination that it will not approve the listing of the ordinary shares of Austral thereon.

7.2	Prepayment

The Company must not prepay the Outstanding Principal, interest or any part of it except with the prior written consent of Austral, which consent may be given on terms. Any money prepaid may not be re-borrowed.

8	TERMINATION

Subject to any other provisions under this document, this agreement shall terminate on April 15, 2016. Such termination will not limit, terminate, qualify or vary any of the terms and conditions of any obligation or liability of the Company that remains to be performed or discharged immediately prior to the date of such termination.

9	PAYMENTS

9.1	Place, manner and time of payment

The Company must make payments to the Financier under this document:

(a)	at a place and in a manner reasonably required by the Financier;

(b)	by 11.00 am local time in the place where payment is required to be made;

(c)	in Dollars; and

(d)	in immediately available funds and without set-off, counter claim, condition or, unless required by law, deduction or withholding.

9.2	Gross-up

If the Company is required by law to deduct or withhold Taxes from any payment it must:

(a)	make the required deduction and withholding;

(b)	pay the full amount deducted or withheld in accordance with the relevant law;

(c)	deliver to the Financier an original receipt for each payment; and

(d)

pay an additional amount with such payment so that, after all applicable deductions or withholdings, the Financier actually receives for its own benefit the full amount which would have been payable to the Financier if no deduction or withholding had been required.

9.3	Appropriation

The Financier may appropriate any payment towards the satisfaction of any money due for payment by the Company in relation to this document in any way that the Financier thinks fit and despite any purported appropriation by the Company.

10	WARRANTIES AND REPRESENTATIONS

10.1	Nature

The Company warrants and represents that:

(a)

duly incorporated: it is duly incorporated in accordance with the laws of its place of incorporation, validly exists under those laws and has the capacity to sue or be sued in its own name and to own its property and conduct its business as it is being conducted;

(b)	capacity: it has capacity unconditionally to execute, deliver and comply with its obligations under the Loan Documents;

(c)	binding obligations: each Loan Document constitutes the valid and legally binding obligations of the Company and is enforceable against the Company by the Financier in accordance with its terms;

(d)	no contravention: the unconditional execution and delivery of, and compliance with its obligations under, the Loan Documents do not contravene:

(i)	any law or directive from a government body;

(ii)	its constituent documents;

(iii)	any agreement or instrument to which it is a party; or

(iv)	any obligation of it to any other person;

(e)	full and correct disclosure: all information given to the Financier in relation to each Loan Document is correct, complete and not misleading;

(f)

no proceeding: except as notified to Austral in writing before the date of this document, no litigation, arbitration or administrative proceeding is current, pending or, to its knowledge, threatened, which has or the adverse determination of which would be likely to have a Material Adverse Effect;

(g)	no trust: it does not enter into a Loan Document as trustee of any trust; and

(h)	no Business Disruption Event: no Business Disruption Event has occurred which has not been remedied.

10.2	General

The Company acknowledges that the Financier enters into the Loan Documents in reliance on the warranties and representations. Each warranty and representation survives the execution of this document and is deemed repeated with reference to the facts and circumstances on each day that money is owing (actually or contingently) by the Company to the Financier under the Loan Documents.

11	PROMISSORY NOTES

The Company’s obligation to repay the loans is evidenced by an unsecured promissory note issued in favour of the Financer for each Drawdown Amount stated in such Drawdown Notice in the terms and conditions included in the form of Annexure D.

12	GENERAL OBLIGATIONS

The Company must give to the Financier, on demand, any information in the possession or under the control of the Company in relation to:

(a)	any transaction contemplated by any Loan Documents; and

(b)	the financial affairs and business operations (including its tax affairs) of the Company.

13	COSTS AND EXPENSES

13.1	Reimbursement of costs and expenses

The Company must on demand pay and if paid by the Financier reimburse to the Financier:

(a)

the Financier’s costs and expenses (including legal costs and expenses on a full indemnity basis) in relation to the exercise or attempted exercise or the preservation of any rights of the Financier under the Loan Documents; and

(b)

any Taxes and registration or other fees (including fines and penalties relating to the Taxes and fees) which are payable in relation to the Loan Documents or any transaction contemplated by any of them.

provided, however, that the Financier agrees not to demand any reimbursement within the next three months, and that all cost and expenses shall be duly documented.

13.2	Payments

If the Company is required under a Loan Document to pay for or reimburse an expense or outgoing of the Financier or is required to make a payment under an indemnity in respect of an expense or outgoing of the Financier, the amount to be paid by the Company is the sum of the amount of the expense or outgoing less any input tax credit in respect of that expense or outgoing that the Financier is entitled to.

14	INDEMNITIES

14.1	Nature

The Company indemnifies the Financier on demand against any liability, loss, cost or expense (including any costs incurred by the Financier in liquidating or redeploying deposits or in terminating or reversing any hedge or swap arrangements) caused or contributed to by:

(a)	any failure by the Company to comply with any obligation under any Loan Document; or

(b)	the exercise or attempted exercise of any right by the Financier under any Loan Document.

14.2	Independence and survival

Each indemnity in a Loan Document is a continuing obligation, separate and independent from the other obligations of the Company and survives the termination of this document.

14.3	Currency deficiency

If there is any deficiency between:

(a)

an amount payable the Company under a Loan Document which is received by the Financier in a currency other than the currency payable under the Loan Document because of a judgment, order or otherwise; and

(b)

the amount produced by converting the payment received from the currency in which it was paid into the currency in which it was agreed to be paid either directly or through a currency other than that in which it was agreed to be paid, the Company must pay to the Financier the deficiency and any loss, costs or expenses resulting from it.

15	GENERAL

15.1	Set-off

The Financier may set off any money due for payment by the Financier to the Company whatsoever, including any money in any currency held by the Financier for the account of the Company in any place, against any money due for payment by the Company to the Financier under a Loan Document.

15.2	Financier’s determination and certificate

A certificate by the Financier relating to a Loan Document is, in the absence of manifest error, conclusive evidence against the Company of the matters certified. The Financier is not obliged to give the reasons for its determination or opinion in relation to any matter under a Loan Document.

15.3	Supervening legislation

Any present or future legislation which operates to lessen or vary in favour of the Company any of its obligations in connection with a Loan Document or to postpone, stay, suspend or curtail any rights of the Financier under a Loan Document is excluded except to the extent that its exclusion is prohibited or rendered ineffective by law.

15.4	Business days

If the day on which anything, excluding a payment, is to be done by the Company under a Loan Document is not a business day, that thing must be done on the preceding business day.

15.5	Amendment

This document may only be varied or replaced by a document executed by the parties.

15.6	Waiver and exercise of rights

(a)

A right in favour of the Financier under a Loan Document or a breach of an obligation of the Company under a Loan Document can only be waived by an instrument properly executed by the Financier. No other act, omission or delay of the Financier will constitute a waiver binding, or estoppel against, the Financier.

(b)	A single or partial exercise or waiver by the Financier of a right relating to a Loan Document will not prevent any other exercise of that right or the exercise of any other right.

15.7	Approval and consent

The Financier may conditionally or unconditionally give or withhold any consent to be given under a Loan Document and is not obliged to give its reasons for doing so.

15.8	Assignment

The Company must not assign or otherwise dispose of any right under this document without the written consent of the Financier. The Financier’s rights under this document are assignable.

15.9	Counterparts

This document may consist of a number of counterparts and, if so, the counterparts taken together constitute one document.

15.10	Governing law and jurisdiction

This document is governed by and will be construed in accordance with the laws applicable in the Province of Ontario and the federal laws of Canada applicable therein and the parties irrevocably and unconditionally submit to the non-exclusive jurisdiction of those courts having jurisdiction in the Province of Ontario.

15.11	Notices

In addition to any other lawful means, a notice, demand, certification or other communication relating to this document may be given by being personally served on a party, electronic mail or sent by courier for delivery on the second business day after it is sent and, if sent by courier, it will be deemed received two business days after posting.

(a)	The particulars for delivery of notices are initially:
Company:
	Address:	835 – 1100 Melville Street
Vancouver, B.C. Canada V6E 4A6
		Attention:	Mike Brown, President
	Fax:	(604) 568-1540
	Email:	mike@argentexmining.com
	cc:	Ethan Minsky
	Email:	EMinsky@cwilson.com
Financier:
Suite 203, Level 2, 80 William Street
Sydney, NSW, Australia
Attention: Alison Crealy
	c.c.:	Jose Bordogna
	Email:	jbordogna@australgold.com.au

	c.c.:	Pablo Vergara del Carril
	Email:	p.vergara@zbv.com.ar

	c.c.	James Clare
	Email:	clarej@bennettjones.com

(b)	Each party may change its particulars for delivery of notices by notice to each other party.

EXECUTED as an agreement.

EXECUTED by ARGENTEX MINING	)
CORPORATION	)

/s/Mike Brown
Mike Brown, President		Witnessed by the Company’s Secretary

/s/Jeff Finkelstein
Jeff Finkelstein, Secretary

EXECUTED by GUANACO COMPANIA MINERA SPA
Witnessed by the Company’s Secretary
By:	/s/Pablo Vergara Del Carril
	Authorized Signatory	[Name] Jose Bordogna

AUSTRAL GOLD LIMITED ABN 30 075 860 472 in accordance with Section 127(1) of the Corporations Act 2001 (Cth):

/s/Pablo Vergara Del Carril	/s/Stabro Kasaneva
Signature of Director	Signature of Director or Company Secretary*

*delete whichever does not apply

Pablo Vergara Del Carril	Stabro Kasaneva
Name (please print)	Name (please print)

ANNEXURE A

LETTER AGREEMENT

August 28, 2015

STRICTLY CONFIDENTIAL

VIA EMAIL

Attention: Michael Brown, President and Chief Executive Officer

Subject: Binding Offer Letter – Argentex Mining Corporation

Austral Gold Limited ABN 30 075 860 472 ("**Austral**") is pleased to set out herein this binding offer letter (the "**Offer Letter**") for a business combination between Argentex Mining Corporation ("**Argentex**") and Austral (the "**Offer**") to which Austral would acquire all of the issued and outstanding common shares (the "**Argentex Shares**") in the capital of Argentex not already held by Austral, Austral Gold Argentina S.A. ("**Austral Argentina**") and Guanaco Mining Company Ltd. ("**Guanaco**") by way of a plan of arrangement involving Austral and Argentex, or such alternate structure as determined by Austral and Argentex based upon tax, securities and corporate law and other relevant considerations (the "**Transaction**"), and the basis on which Austral and Argentex shall commence negotiations in a timely and good faith manner towards the execution of the definitive acquisition documentation in respect of the Transaction.

The Transaction is expected to proceed on a "friendly" and agreed basis with the unanimous support and public recommendation of the board of directors of each of Austral and Argentex. Under the Transaction, it is envisaged that all of the Argentex shareholders other than Austral, Austral Argentina and Guanaco (collectively, the "**Argentex Shareholders**") will receive, in exchange for all (but not some) of the Argentex Shares registered in their name and subject to adjustment pursuant to the Equity Raise Reduction (as hereinafter defined), such number of fully paid ordinary shares in the capital of Austral (in the aggregate, the "**Share Consideration**") as is equal to seven and three quarters of one percent (7.75%) (the "**Share Consideration Percentage**") of the number of ordinary shares of Austral (each an "**Austral Share**") that will be outstanding after the issue of the Share Consideration on the closing date of the Transaction (the "**Closing Date**"). The Share Consideration shall be issued to the Argentex Shareholders pro-rata according to the number of Argentex shares registered in the name of each Argentex Shareholder at the record time and date applicable to the Transaction.

In addition to the Share Consideration, Argentex share purchase warrants and options issued pursuant to its Stock Option Plan that are (i) not 'in-the-money' and (ii) outstanding on the Closing Date will be amended to provide that the holders will be entitled, upon exercise at any time following the Closing Date, to purchase ordinary shares of Austral at an exercise price equal to the price expressed in their original security adjusted to reflect the exchange

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ratio of 0.5651 Austral ordinary share to one (1) Argentex common share. The 900,000 options held by three directors that will be 'in-the-money' on the Closing Date will be cancelled in exchange for cash as shown on the Budget (as hereinafter defined). The parties further acknowledge and understand that prior to the closing of the Transaction, Austral may transfer, assign or distribute in specie to the holders of its ordinary shares, on a *pro rata* basis, and/or to a trust, all of the warrants to purchase common shares of Argentex held by it and Austral Argentina issued on July 2, 2013 (the "**Warrants**") so as to enable the transferees to get in exchange warrants to be issued by Austral at closing consistent, *mutatis mutandi*, with the terms and conditions of the Warrants (but with the exercise price adjusted as contemplated above), provided that none of them are exercised prior to the closing of the Transaction. In addition, upon Austral's request at any time following execution of the Transaction Agreement (as hereinafter defined), Argentex will waive clause 10(b) of the warrant terms and conditions and Section 3.2 of the Investment Agreement executed among Austral, Austral Argentina and Argentex as of the 2nd day of July of 2013, so as to permit the transfer, at Austral's sole cost and expense, of the Warrants to more than four transferees, without limitation.

Additional terms with respect to the Transaction are set out in Schedule "A" attached hereto which term sheet is incorporated and forms part of this Offer Letter.

As you are aware, Austral, Austral Argentina, Guanaco and and Dolphin Fund Ltd. ("**Dolphin Fund**") own or control 19.9% (by number) of all issued Argentex Shares. As a result, it is expected that the Transaction would constitute a "business combination" for the purposes of Multilateral Instrument 61-101 – *Protection of Minority Shareholders in Special Transaction*. We expect that the Transaction will be exempt from the formal valuation requirements of Multilateral Instrument 61-101.

This Offer Letter is intended to be binding; however, it is not intended to set forth all of the terms and conditions of the Transaction and the definitive acquisition documents contemplated herein or thereby, which will contain additional terms required by the respective parties and their legal counsel.

This Offer Letter is valid until 5:00 p.m. (Toronto time) of August 28 2015.

1. Conditions

Completion of the Transaction is subject to the following terms and conditions:

(a) the entering into of a definitive agreement or agreements in respect of the Transaction (each a "**Transaction Agreement**") by Austral, Argentex and any other necessary person or entity, providing for the terms and conditions upon which the Transaction would be completed;

(b) the entering into of voting and support agreements with all directors and officers of Argentex ("**Support Agreements**");

(c) the entering into of the Transaction Agreement would be subject to the satisfaction of each of Argentex and Austral with the results of its satisfactory due diligence investigations of Argentex and Austral, as carried out by the other and their respective representatives and the prior approval of the board of directors of Argentex and Austral to the completion of the Transaction in

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accordance with the provisions of the Transaction subject to the Transaction Agreement and Support Agreements;

(d) obtaining all applicable regulatory, court, stock exchange and shareholder approvals, on terms and conditions acceptable to Austral and Argentex;

(e) no material adverse change in Argentex, to any of the assets thereof or in the affairs thereof;

(f) no material adverse change in Austral, to any of the assets thereof or in the affairs thereof;

(g) the receipt of conditional approval of the listing of Austral Shares on the TSX Venture Exchange and the satisfaction of all listing conditions related thereto, other than those that are administrative in nature and are incapable of being completed prior to the effective time of the Transaction, so that such shares commence trading on the TSX Venture Exchange as soon as practicable after the effective time of the Transaction;

(h) lodgment of an application for the listing of all of the shares underlying the Share Consideration on the Australian Securities Exchange (the "**ASX**");

(i) confirmation by Austral, on or before September 30, 2015, that Argentex management will not be entitled to receive any payment or benefit due solely to the completion of the Transaction, other than "catch-up" payments intended to reimburse them for a temporary salary reduction that took effect on May 1, 2015. Austral shall be permitted to conduct meetings and engage in discussions with the Argentex executive officers with a view to agreeing on or before September 30, 2015 that, post-closing, each such executive will not exercise any rights to terminate his employment agreement for "good reason", including as the result of any change in his current duties, position, authority or responsibilities, provided there is no reduction of his salary;

(j) confirmation by Austral that Argentex and its subsidiary or branch in Argentina will not, at the effective time of the Transaction, be liable for accrued and unpaid salary, severance, fines and employment related taxes for employees in Argentina in excess of USD$20,000 in the aggregate, and that all of their employees will be duly registered; and

(k) confirmation by Austral that Argentex and its subsidiary or branch in Argentina will not, at the effective time of the Transaction, be liable for any fees payable to any financial advisor of Argentex other than those reasonable and customary fees related to the issuance of the fairness opinion in connection with this Transaction.

The conditions (b), (e), (i), (j) and (k) may be waived by Austral, while condition (f) may be waived by Argentex.

2. Due Diligence

During the Exclusivity Period (as defined in Paragraph 3 below):

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(a) Argentex will provide Austral and its representatives with reasonable access to its facilities, personnel, books, records and documents to allow Austral and its representatives to conduct due diligence for the purpose of evaluating the Transaction and use its commercially reasonable efforts to provide all documents and information requested by Austral and its representatives. If any materials requested by Austral or its representatives in connection with its due diligence review are subject to confidentiality agreements, Argentex will use its best efforts to promptly obtain any required consents in order to permit Austral and its representatives to review such material; and

(b) Austral will provide Argentex and its representatives with reasonable access to its facilities, personnel, books, records and documents to allow Argentex and its representatives to conduct due diligence for the purpose of evaluating the Transaction and use its commercially reasonable efforts to provide all documents and information requested by Argentex and its representatives. If any materials requested by Argentex or its representatives in connection with its due diligence review are subject to confidentiality agreements, Austral will use its best efforts to promptly obtain any required consents in order to permit Argentex and its representatives to review such material.

The due diligence review to be conducted by each of Austral and Argentex and their respective representatives as referred to above, shall be completed on or prior to the execution of the Transaction Agreement. If at any time during the Exclusivity Period either Party gives written notice to the other that it is not satisfied with the results of its due diligence investigation as a result of the notifying party discovering a material contingency or material adverse fact with respect to the other party or its business, assets, operations or financial condition that had not already been disclosed by such other party, this Offer Letter shall be terminated.

3. Exclusive Negotiation

From the date hereof until and including October 31, 2015 (the "**Exclusivity Period**"), Argentex and Austral (each a "**Party**" and collectively the "**Parties**") agree to negotiate exclusively and in good faith with one another with a view to settling the Transaction Agreement as soon as possible pursuant to the terms of the Offer.

Argentex agrees that, for the duration of the Exclusivity Period, it and its subsidiaries (and shall ensure that their respective directors, officers, employees, financial advisors, counsel or other representatives): (a) shall not, directly or indirectly, initiate, solicit, encourage, discuss, respond to or negotiate any proposal for an asset or share acquisition or transaction, borrowing, capital raising or other financing (each an "**Alternative Transaction**") with any person or entity other than Austral and any of its directors, officers, employees, financial advisors, counsel or other representatives; (b) shall terminate immediately any recent or current direct or indirect discussions or negotiations with respect to any Alternative Transaction; (c) cease immediately to provide or furnish, directly or indirectly, any confidential information with respect to any Alternative Transaction; and (d) shall immediately inform Austral of any direct or indirect receipt by Argentex of any Alternative Transaction or inquiry in relation to any possible Alternative Transaction.

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During the Exclusivity Period, both of Austral and Argentex agree not to issue any debt, equity or equity-like securities other than in connection with previously granted options or warrants or as otherwise expressly agreed in writing. Each Party will consult with the other prior to the issuance of any options to acquire their shares and Argentex will not enter into or amend any employment or other agreement that contains a "change of control" or similar provision that provides for a payment on a change of control of Argentex without the prior written consent of Austral. Each Party further agrees not to grant any right, title, or interest in, to encumber in any way, acquire nor dispose of any of its material assets, including the Argentex shares currently owned or controlled by Austral, Austral Argentina and Guanaco during the Exclusivity Period. Austral hereby represents and warrants to Argentex that, at the date of this Offer Letter and at the effective time of the Transaction, the only affiliates of Austral that own or control Argentex Shares are and will be Austral Gold Argentina S.A. (8,632,000 Argentex Shares), Guanaco Mining Company Ltd. (448,500 Argentex Shares) and Dolphin Fund (67,000 Argentex Shares).

Notwithstanding the foregoing, Austral will retain the right to raise up to AUD$10,000,000 through the sale of its equity securities at a price of AUD$0.15 or more per Austral Share in order to fund the construction of the Amancaya plant or the development of an agitation plant in Guanaco without the consent of Argentex. In the event that Austral completes a financing by issuing equity securities at a price that is AUD$0.15 or more per Austral Share, then the Share Consideration Percentage will be reduced proportionately to reflect such issuance (the **"Equity Raise Reduction"**). Notwithstanding the foregoing, Austral shall also have the right to either (i) grant any right, title, or interest in or to encumber assets or shares of Austral, Austral Argentina, Guanaco Compañía Minera Limitada or Guanaco or of newly acquired assets or shares, and/or (ii) issue any debt or borrow money in order to: (a) fund the construction of the Amancaya plant or the development of an agitation plant in Guanaco or finance any other required working capital or (b) acquire new projects before the completion of the Transaction, provided that in such cases the Board of Argentex will be informed prior to the execution of any binding agreement and/or may participate in the analysis or discussions of the relevant transaction subject, in any event, to a confidentiality agreement (but subject, also, to the understanding that, if material, such transaction may need to be announced as a matter of applicable law or regulation) and provided, further, that in relation to the issuance of debt or shares and/or the encumbering of assets or shares in connection with the acquisition of new projects such transaction shall be subject to the approval of the Board of Argentex, which shall not be unreasonably withheld, it being understood that such approval shall not be denied if the transaction has no material adverse effect in the value of Austral.

If Austral conducts any offering as contemplated in the preceding paragraph, regardless of the purpose and whether by sale of debt, equity or otherwise, after the date the offering circular for the Transaction has been mailed to the Argentex Shareholders, the relevant amendment, mailing and associated additional general administration costs resulting therefrom shall be paid by Austral exclusively.

4. TSX-V Listing

In connection with the Transaction, Austral agrees to make an application and to use its best efforts to cause the ordinary shares of Austral to become listed for trading on the TSX Venture Exchange, with the intention that such shares will commence trading on the TSX Venture Exchange as soon as practicable after the effective time of the Transaction.

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5. **Announcement**

Except as otherwise required by applicable laws or agreed to by Austral and Argentex, the Transaction will be announced by Austral and Argentex immediately following the acceptance of this Offer Letter by Argentex and all press releases issued by either Party in connection with the matters contemplated herein shall be approved by both of them prior to release. Each party acknowledges and accepts that the other may be required to disclose a copy of this Offer Letter, or a detailed summary thereof, in order to comply with the requirements of the applicable rules of the Securities and Exchange Commission, TSX Venture Exchange and the ASX, as applicable.

6. **About the Purchaser**

Austral is listed on the ASX (ASX:AGD) and is a precious metals mining and exploration company building a portfolio of assets in South America. Austral's flagship Guanaco Project in Chile is a low-cost producing mine with further exploration upside.

Austral may be contacted directly through Jose Bordogna as follows:

Austral Gold Limited
Bolivar 108, 2nd Floor
Buenos Aires, Argentina
1066AAD

Attention:	Jose Bordogna
Tel:	54 11 4323-7558
Email:	jbordogna@australgold.com.au

With a copy to:

Zang, Bergel & Viñes Abogados
Florida 537, 18th Floor
Buenos Aires, Argentina
C1005AAK

Attention:	Pablo Vergara del Carril
Tel:	54 11 4322 0297
Email:	p.vergara@zbv.com.ar

With a copy to:

Bennett Jones LLP
3400 One First Canadian Place
P.O. Box 130
Toronto, Ontario
M5X 1A4

Attention:	James Clare
Tel.:	(416) 863-1716
Email:	clarej@bennettjones.com

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Austral will arrange for advisors to Argentex to communicate directly with advisors to Austral, if helpful to the consideration of the Transaction.

7. Confidentiality

Please note that until such time as an announcement is made in accordance with Section 5 of the Offer Letter:

(a) the existence, terms and conditions of the Offer and this Offer Letter are strictly confidential and neither the identity of Austral nor the contents of the Offer or this Offer Letter may be disclosed without the prior written consent of Austral being given; and

(b) all information of a confidential nature relating to a Party or its business that is disclosed to the other Party in accordance with the Offer or this Offer Letter or in connection with the Transaction and the transactions contemplated herein, are confidential in nature and shall be held in confidence by the receiving Party and none of such information shall be disclosed to any person or the public except with the prior written consent of the disclosing Party, acting reasonably or as is required by applicable law or ASX listing rules, and provided that (a) only the confidential information that is legally required may be disclosed, and (b) the Party making such disclosure as required by applicable law or stock exchange requirements shall consult with the Party that disclosed the confidential information in accordance with the terms and conditions of the Offer or in connection with the Transaction and the transactions contemplated herein and co-operate with such Party who disclosed the confidential information to obtain, if possible and practicable, a protective order or other remedy.

8. Term

Unless otherwise agreed to by the Parties in writing, the Offer, without the need for any other act or omission to occur, will no longer be capable of acceptance by Argentex and will be deemed to have been wholly terminated and withdrawn, upon the first to occur of:

(a) the execution of each Transaction Agreement required to complete the Transaction;

(b) by either Party on written notice if the Transaction Agreement has not been entered into by October 31, 2015 or such other date as may be agreed by the Parties;

(c) upon mutual written agreement of Austral and Argentex; or

(d) by either Party receiving written notice from the other to the effect that the other Party has caused a material breach of a material provision of the Offer.

9. Expenses and Termination Fees

Each of Austral and Argentex will be responsible for their own respective fees, costs and expenses incurred in connection with the Offer and the Transaction.

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Notwithstanding the foregoing, upon the execution of the Transaction Agreement on or before October 31, 2015, Austral and Argentex will also execute a funding agreement (the "**Funding Agreement**") whereby Austral will provide financing to Argentex in order to satisfy its expenses of the Transaction to be incurred after the execution of the Transaction Agreement in accordance with the budget and schedule approved by the parties of even date with this Offer Letter (the "**Budget**"). In order to effect a drawdown under the Funding Agreement, Argentex must give to Austral at least five days before the date on which the funding that is the subject of the proposed drawdown is required:

(e) a drawdown notice, attaching each relevant invoice to be paid and the bank account details (collectively a "**Drawdown Notice**"); and

(f) an unsecured promissory note issued in favour of Austral, with a face value that is equal to the amount of the funds that are required under the Funding Notice and otherwise upon terms acceptable to Austral (each a "**Promissory Note**").

Austral shall not permit any drawing under, and Argentex will not be entitled to receive any funds that are the subject of, any Drawdown Notice unless that Drawdown Notice and Promissory Notice are in accordance with the list of items, amounts and schedule included in the Budget.

As a further requirement to the drawing of any funds under the Funding Agreement, Argentex must issue and deliver to Austral a bi-weekly report in respect of the expenses and documented costs incurred.

The advances under the Funding Agreement shall bear interest at the rate of ten percent (10%) per annum.

Principal and accrued interest pursuant to the Promissory Note(s) shall be repaid by Argentex to Austral in one balloon payment on February 29, 2016 if by that date the parties have not completed the Transaction because (i) Argentex is in breach of its covenants and obligations under the Transaction Agreement, (ii) Argentex enters into an agreement in connection with an Alternative Transaction, or (iii) the Argentex shareholders have failed or refused to approve the Transaction, provided, however, that in this last case only the interests accrued shall be calculated at a rate of three percent (3%) per annum and the loan will be repaid thirty (30) days after the date of such meeting of Argentex shareholders. In turn, repayment of all funds outstanding under the Funding Agreement shall be forgiven if: 1) the parties have not completed the Transaction by February 29, 2016 for any reason other than (i) breach by Argentex of its covenants and obligations under the Transaction Agreement, (ii) Argentex has entered into an agreement in connection with an Alternative Transaction, or (iii) the Argentex Shareholders have failed or refused to approve the Transaction, or 2) Austral is advised by the TSX Venture Exchange in writing in a final determination that it will not approve the listing of the ordinary shares of Austral thereon.

Provided that the Transaction Agreement is entered into between the parties, Austral shall pay a termination fee to Argentex in the amount of $200,000 if: 1) the Transaction does not close by February 29, 2016, for any reason other than (i) a breach by Argentex of its covenants and obligations under the Transaction Agreement, (iii) Argentex has entered into an agreement in connection with an Alternative Transaction, or (iv) the Argentex Shareholders have failed or refused to approve the Transaction, or 2) Austral has been

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advised by the TSX Venture Exchange in writing in a final determination that it will not approve the listing of the ordinary shares of Austral thereon. Such termination fee shall be paid on February 29, 2016 or, if earlier, the date upon which Argentex terminates the Transaction Agreement as a result of a breach of the Transaction Agreement by Austral.

Provided that the Transaction Agreement is entered into between the parties, Argentex shall pay a termination fee to Austral in the amount of $200,000 if the Transaction does not close by February 29, 2016 due to (i) a material breach by Argentex of its covenants and obligations in the Transaction Agreement or (ii) Argentex has entered into an agreement in connection with an Alternative Transaction. Such termination fee shall be paid on the earlier of (i) February 29, 2016, (ii) the date upon which Argentex enters into an agreement in connection with an Alternative Transaction, or (iii) the date upon which Austral terminates the Transaction Agreement as a result of a material breach of the Transaction Agreement by Argentex.

The foregoing with respect to expenses and termination fees shall be set out in more particular detail in the Transaction Agreement.

10. Governing Law; Attornment

The Offer and any agreement between the parties that arises from its acceptance, including all Transaction Agreements and Support Agreements, will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and the parties hereby irrevocably attorn to the jurisdiction of the courts of the Province of Ontario.

11. Run Off Insurance

On or before the Closing Date, Austral will ensure that there is in existence, and is legally effective, "tail" Directors' and Officers' liability insurance coverage that provides reasonable coverage:

(a) for all persons duly appointed as directors and officers of both Austral and Argentex at that date; and

(b) for a period until and including the third anniversary of the Closing Date.

12. Currency

Unless otherwise provided, all dollar amounts referred to in this Agreement are in lawful money of Canada.

13. Execution; Entire Agreement

In order for the Offer to be accepted in accordance with its terms, this Offer Letter may be executed by Argentex and Austral in one or more facsimile counterparts, each of which will be deemed to be an original and all of which together will be deemed to be one and the same document. Except as otherwise specified herein, the binding terms of the Offer, once duly accepted in the manner stated above, incorporates the entire agreement between the parties with respect to the subject matter of the Offer, and may not be amended or modified without the prior agreement of both Argentex and Austral and where any such amendment or modification is evidenced in writing.

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[Remainder of page intentionally left blank. Signature page follows.]

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If the terms and conditions of the Offer, as set out above, accurately reflects the terms and conditions of our understanding and agreement, please arrange for Argentex to evidence its acceptance of the Offer by signing and returning the enclosed duplicate original of this Offer Letter by facsimile and courier as soon as possible, and in any event, by no later than 5:00 p.m. (Toronto time) on August 28, 2015.

Yours very truly,

AUSTRAL GOLD LIMITED ABN 30 075 860 472

By: ______________________

PABLO VERGARA DEL CARRIL

The undersigned, being duly and fully authorised by the Board of Directors of Argentex Mining Corporation, and as conclusively evidenced by his signature below, hereby accepts and agrees to all of the terms and conditions of the Offer as stated in this Offer Letter as of the 28th day of August, 2015.

ARGENTEX MINING CORPORATION

By: ______________________
Director/Company Secretary

Michael Brown

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SCHEDULE "A"

TERM SHEET

Acquiror:	Austral Gold Limited ABN 30 075 860 472 (**"Austral"**) or a wholly-owned subsidiary of Austral (in either case, the **"Acquiror"**).
Transaction Structure:	The Acquiror will acquire all of the issued and outstanding common shares of Argentex Mining Corporation (**"Argentex"**) not already held by Austral, Austral Gold Argentina S.A. (**"Austral Argentina"**) or Guanaco Mining Company Ltd. (**"Guanaco"**) by way of a plan of arrangement, in accordance with the terms and conditions of a transaction agreement (the **"Transaction Agreement"**) with Argentex (the **"Transaction"**).
Shares to be Acquired:	All the outstanding common shares (**"Argentex Shares"**) of Argentex not already held by Austral, Austral Argentina or Guanaco.
Acquisition Price:	Approximately 7.75% of the issued and outstanding shares of Austral on the closing date of the Transaction (the **"Acquisition Price"**).
Consideration:	Pursuant to the Transaction, shareholders of Argentex other than Austral, Austral Argentina and Guanaco will receive an aggregate of 7.75% of the ordinary shares of Austral at the closing date (the **"Share Consideration"**), to be distributed pro-rata according to the number of Argentex Shares held, as may be adjusted if an equity raising for a price higher than AUD$0.15 per ordinary share of Austral is completed by Austral before the closing of the Transaction.
Support Agreement:	Argentex directors and officers will enter into support agreements with Austral pursuant to which they will agree, among other things (a) to vote in favour of the Transaction and (b) not dispose of any of their Argentex Shares.
Other Conditions:	The Transaction will be subject to customary conditions including stock exchange approval, regulatory approvals, court approval and approval by the shareholders of Argentex.
Non-Solicitation:	The Transaction Agreement(s) will contain customary non-solicitation provisions in respect of Argentex; provided, however, that the Transaction Agreement will permit the board of directors of Argentex to respond to any superior proposal (being a transaction that is more favourable to Argentex shareholders than the Offer) if required to do so in order to satisfy its fiduciary duties.

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Ordinary Course of Business:	The Transaction Agreement will contain customary ordinary course of business covenants for each of Argentex and Austral, including restrictions on the issuance of shares and securities convertible into shares, and on an acquisition or disposition of Argentex's material assets.
Listing:	The ordinary shares of Austral shall be listed as soon as practicable after the effective date of the Transaction on both the TSX Venture Exchange (the "**TSXV**") and the Australian Securities Exchange (the "**ASX**"). In connection with the Transaction, Austral agrees to make an application and to use its best efforts to cause: (a) the ordinary shares of Austral to become listed for trading on the TSXV and the ASX; (b) the shares underlying the Share Consideration to be listed on the TSXV and ASX; and (c) the shares in (a) and (b) above to commence trading on the TSXV and the ASX as soon as practicable after the closing date of the Transaction.

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SCHEDULE "B"

PRO-FORMA OWNERSHIP PERCENTAGES IN THE COMBINED ENTITY*

	# of shares	%
Austral	478,761,995	92.25%
Argentex *	40,248,238	7.75%**
Total	**519,010,233**	**100.00%**

* Excludes current shareholding of Austral, Austral Argentina and Guanaco in Argentex.
** Subject to adjustment in accordance with an Equity Raise Reduction (as such term is defined in the Offer Letter to which this Schedule "B" is attached).

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Austral Gold Limited

November 5, 2015

VIA EMAIL

Argentex Mining Corporation
835-1100 Melville Street
Vancouver, British Columbia
V6E 4A6

Attention: Michael Brown, President and Chief Executive Officer

Re: Letter Agreement (the “Letter Agreement”) between Austral Gold Limited (“Austral”) and Argentex Mining Corporation (“Argentex”) dated August 28, 2015

In light of the passage of time, we believe it is in the best interest of both Austral and Argentex to extend certain dates for performance set forth in the Letter Agreement.

For ease of reference, capitalized terms used in this letter agreement (hereinafter, the “Amending Letter”) that are not defined in this Amending Letter shall have the meaning attributed to them in the Letter Agreement.

The dates to be extended, and the new dates for performance, are hereby agreed to be as follows:

1.

Employment Agreements: The date set forth in Section 1 (ii) to confirm that Argentex management will not be entitled to receive any payment or benefit due solely to the completion of the Transaction and to agree with the relevant executive officers that they will not exercise any rights to terminate their employment agreement for "good reason", which was to expire on September 30, 2015, is hereby extended to November 30, 2015.

2.	Exclusivity Period: The Exclusivity Period established in Section 3 of the Letter Agreement, which was to expire on October 31, 2015, is hereby extended to December 15, 2015.

3.

Term of the Offer: The date upon which either Party may give written notice of termination provided for in Section 8(b) of the Letter Agreement is hereby extended from October 31, 2015, to December 15, 2015.

4.	Funding Agreement: The date for repayment of advances under the Funding Agreement provided for in Section 9 of the Letter Agreement is hereby extended from February 29, 2016, to April 15, 2016.

5.

Austral Termination Fee: The date upon which Austral’s obligation to pay a termination fee to Argentex established in Section 9 of the Letter Agreement is hereby extended from February 29, 2016, to April 15, 2016.

6.

Argentex Termination Fee: The date upon which Argentex’s obligation to pay a termination fee to Austral established in Section 9 of the Letter Agreement is hereby extended from February 29, 2016, to April 15, 2016.

For clarity, the extension of the date for repayment of advances made under the Funding Agreement Parties as contemplated in Section 4 of this Amending Letter, above, does not contemplate an extension of the date upon which the Funding Agreement will be executed – the Parties intend to execute and commence performance under the Funding Agreement on or before November 5, 2015, close to the originally targeted date of October 31, 2015.

If this Amending Letter accurately reflects our understanding and agreement, please arrange for Argentex to evidence its acceptance by signing and returning the enclosed duplicate original of this Amending Letter by facsimile and courier as soon as possible, and in any event, by no later than 5:00 p.m. (Toronto time) on November 6, 2015.

Yours very truly,

AUSTRAL GOLD LIMITED ABN 30 075 860 472

By:	/s/Pablo Vergara Del Carril
Authorized Signatory

The undersigned, being duly and fully authorised by the Board of Directors of Argentex Mining Corporation, and as conclusively evidenced by his signature below, hereby accepts and agrees to all of the terms of the Amending Letter as of the 5th day of November, 2015.

ARGENTEX MINING CORPORATION

By:	/s/Mike Brown
Authorized Signatory

ANNEXURE B

BUDGET LIST

Funding Agreement Budget	C$
Negotiation and drafting of plan of arrangement	20,000
Preparation of information circular and related disclosures	25,000
Preparation of special meeting and corporate resolutions	5,000
Preparation of other required documentation for exchange approval	5,000
Local Legal costs	7,500
Other Legal costs	20,000
Legal Fees	82,500

Printing and mailing cost for the circular, including shareholder list	19,000
Marketing (proxy solicitation)	35,000
Filing costs	2,000
News Releases	1,000
Coordinate required meetings with shareholders	1,000
Travel Expenses	13,000
Adm Expenses	71,000

Tax impact on ATX shareholders	7,500
Due Diligence Fees/Expenses	7,500

Fairness Opinion	90,000
ATX Canada G&A (March 2016)	40,000
Argentinean G&A (Jan to Mar 2016)	79,000
Options held by ATX Directors	15,000
Other Fees	224,000

Total Budget Funding Agreement	385,000

ANNEXURE C

FUNDING NOTICE

To:	Austral Gold Limited ABN 30 075 860 472 ("Austral")

Date:

This Funding Notice is delivered pursuant to the loan agreement made between Argentex Mining Corporation ("Company"), Austral and Guanaco Compania Minera SPA (“Guanaco”) dated [•], 2015 (as amended, supplemented or restated from time to time, "Loan Agreement"). Terms used herein as defined terms shall have the respective meanings ascribed in the Loan Agreement, unless otherwise defined.

1.	Company hereby requests a Drawdown as follows:

(a)	proposed Drawdown Date:

(b)	bank account details:	See Exhibit A hereto

(c)	Drawdown Amount:

(d)	Items in Budget List the Drawdown Amount will be used for:

2.	Company hereby certifies that the following statements are true on the date hereof and will also be true on the requested Drawdown Date immediately after such Drawdown is made:

(a)	the previous advance, if any, was in fact used for the item(s) specified in the immediately prior Funding Notice;

(b)	the warranties and representations set out in clause 10.1 of the Loan Agreement are correct and not misleading as at the date hereof and they will continue to be correct on the Drawdown Date; and

(c)	no Business Disruption Event has occurred which has not been remedied.

3.	Attached as Exhibit B is a complete and accurate copy of the most recently available bi- weekly report in respect to the expenses and documented costs incurred.

[Signature page follows]

2

EXECUTED by ARGENTEX MINING	)
CORPORATION	)

Name:

Title:

3

EXHIBIT A to FUNDING NOTICE

Bank account details

(Company to provide.)

4

EXHIBIT B to FUNDING NOTICE

Bi-weekly reports

See attached. (Company to provide.)

ANNEXURE D

PROMISSORY NOTE

C$[•]	DATE: [•]

1.	Promise to Pay

FOR VALUE RECEIVED, Argentex Mining Corporation ("Company") unconditionally promises to pay to Austral Gold Limited ABN 30 075 860 472 [or Guanaco Compania Minera SPA] ("Financier"), its successors (including any successor by reason of amalgamation) and assigns, or to its order, at its offices at Suite 203, Level 2, 80 William Street, Sydney, NSW, Australia (or at such other address as Financier shall notify Company), in lawful money of Canada, the amount of [write out dollar amount] (C$[•]) (the "Principal Amount") together with interest on the Principal Amount outstanding from time to time.

2.	Interest

Except as otherwise set forth in this Note, the Principal Amount outstanding at any time, and from time to time, and any overdue interest, shall bear interest at 10% per annum, both before and after demand, default, and judgment. In case the Company does not pay the Principal Amount and interest when due, interest shall thereafter accrue at a default rate of 16% per annum.

3.	Loan Agreement and Repayment

This Note is a "Promissory Note" as defined in the loan agreement made between the Company, Financier and [insert whichever of Austral or Guanaco is not making this advance] dated November 5, 2015 (as the same may be amended, supplemented or restated from time to time). The loan agreement has been executed pursuant to a Letter Agreement between Austral Gold Limited and the Company dated August 28, 2015 (the “LOI”) describing a business combination transaction (the “Transaction”) and contemplating the execution of a definitive agreement (the “Transaction Agreement”). The Principal Amount and all accrued interest shall be repaid by the Company to the Financier in one balloon payment on April 15, 2016 if by that date the parties have not completed the Transaction because (i) the Company is in breach of its covenants and obligations under the LOI or the Transaction Agreement, (ii) the Company enters into an agreement in connection with an Alternative Transaction (as defined in the LOI), or (iii) the shareholders of the Company have failed or refused to approve the Transaction, provided, however, that in this last case only and notwithstanding Section 2, above, the interest accrued shall be calculated at a rate of three percent (3%) per annum and the loan will be repaid thirty (30) days after the date of such meeting of the Company’s shareholders. In turn, repayment of all funds outstanding under this Note shall be forgiven if: 1) the parties have not completed the Transaction by April 15, 2016 for any reason other than (i) breach by the Company of its covenants and obligations under the LOI or the Transaction Agreement, (ii) the Company has entered into an agreement in connection with an Alternative Transaction, or (iii) the shareholders of the Company have failed or refused to approve the Transaction, or 2) Austral Gold Limited is advised by the TSX Venture Exchange in writing in a final determination that it will not approve the listing of the ordinary shares of Austral Gold Limited thereon.

2

4.	Waiver by Company

Company waives demand, presentment for payment, notice of non-payment, notice of dishonour, notice of acceleration, and notice of protest of this Note. Company also waives the benefit of any days of grace, the benefits of division and discussion and the right to assert in any action or proceeding with regard to this Note any setoffs or counterclaims which Company may have against Financier.

5.	No Waiver by Financier

Neither the extension of time for making any payment which is due and payable under this Note at any time or times, nor the failure, delay, or omission of Financier to exercise or enforce any of its rights or remedies under this Note, shall constitute a waiver by Financier of its right to enforce any such rights and remedies subsequently. The single or partial exercise of any such right or remedy shall not preclude Financier's further exercise of such right or remedy or any other right or remedy.

6.	Governing Law and Successors

This Note is made under and shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario, and shall enure to the benefit of the Lender and its successors and assigns, and shall be binding on the Borrower and its successors and permitted assigns.

EXECUTED by ARGENTEX MINING	)
CORPORATION	)

Name:

Title: